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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1   )*
                                          --------

                              Century Realty Trust
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                                (Name of Issuer)


                  Shares of beneficial interest, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   156671109
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                                 (CUSIP Number)

                                 Murray R. Wise
                     2407 South Neil Street, P.O. Box 3009
                           Champaign, Illinois 61826
                                 (217) 352-6000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               April 25, 2003(1)
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            (Date of Event which Requires Filing of this Statement)

(1)Mr. Wise filed his original Schedule 13D on June 9, 2000 in relation to his being elected to the board of directors of the Issuer. Mr. Wise was a "passive investor" as that term is used in Securities and Exchange Commission ("SEC") Release No. 34-39538 prior to being elected to the board of directors of the Issuer, was invited by the board of the Issuer to be considered for election to the board of directors, and did not change his investment intent as a result of his election as a director. Mr. Wise learned through communications with counsel at the SEC that the SEC has taken the position that upon election to the board of directors of an issuer an individual is no longer able to be considered a "passive investor," and although Mr. Wise believed he still met the definition of a "passive investor," he filed the Schedule 13D promptly upon being so advised.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 156671109
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1   NAMES OF REPORTING PERSONS.  Murray R. Wise
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ] N/A

    (b) [ ] N/A

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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF and AF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               N/A  [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    122,650
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    122,650
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     122,650
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                  N/A  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.22%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                  SCHEDULE 13D

Item 1.  Security and Issuer
         This statement relates to the Shares of beneficial interest, no par value, in Century Realty Trust (the "Issuer"). The Issuer's principal executive offices are located at 823 Chamber of Commerce Building, Indianapolis, Indiana 46204

Item 2.  Identity and Background
         This statement is being filed by Murray R. Wise ("Mr. Wise"), 2407 South Neil Street,
         P. O. Box 3009, Champaign, Illinois 61826.
         Mr. Wise's occupation is an Agricultural Real Estate Asset Manager at Westchester Group, Inc., 2407 South Neil Street, Champaign, Illinois. During the last five years Mr. Wise has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
         Mr. Wise is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration



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         On April 25, 2003, Mr. Wise used $51,250.00 of his personal funds to exercise an option to purchase 5,000 Shares of the Issuer. As to all other acquisitions, the funds used or to be used in making purchases reported hereunder by Mr. Wise come from Mr. Wise's personal funds, except as to purchases by affiliated entities, for which the funds used were the direct funds of those entities. None of these funds were borrowed or obtained from others.

Item 4.  Purpose of Transaction
         Mr. Wise acquired the Shares for his personal investment purposes and in the ordinary course of his personal investment activities. Mr. Wise will, from time to time, evaluate his investment holdings and, based on the nature of such holdings and other market opportunities, he may determine to purchase or sell the Shares of the Issuer or other securities.

Item 5.  Interest in Securities of the Issuer
         (a) As of the date hereof, Mr. Wise beneficially owns an aggregate of 122,650 Shares of beneficial interest of the Issuer (or approximately 7.22% of the Issuer's outstanding shares, based upon 1,767,898 Shares outstanding as set forth in the Issuer's most recent filing with the Securities and Exchange Commission.)
         (b) Mr. Wise has the sole power to vote, and dispose of, all of the shares beneficially owned by him.
         (c) During the past sixty days, Mr. Wise has exercised an option to purchase Shares. Except for said transaction, described in items (c)(1) through (c)(5) below, no other transactions in the Shares had been effected during the past 60 days by Mr. Wise.
         (c)(1) Identity - Murray R. Wise.
         (c)(2) Date of Transaction - April 25, 2003.
         (c)(3) Amount of securities involved - 5,000 shares of beneficial interest, no par value.
         (c)(4) Price per unit or share - $10.25
         (c)(5) Options were exercised with the issuer and shares were issued directly by the issuer.
         (d) Mr. Wise does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially


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         owned by him.
         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.
         On May 2, 2000, the Board of Trustees granted to Mr. Wise an option to purchase up to 5,000 shares of beneficial interest exercisable on or before May 2, 2003, at a price of $10.25 per share, the fair market value at the date of grant. As set forth in Item 5 above, on April 25, 2003 Mr. Wise exercised his option to purchase 5,000 shares at $10.25 per share.

Item 7.  Material to be Filed as Exhibits.
         None.

                                Explanatory Note

         This Schedule 13D is being filed to amend and restate the information in the prior Schedule 13D by correcting the inadvertent failure to include the option to purchase 5,000 shares, noted in Item 6 above, in the aggregate number of shares beneficially owned by Mr. Wise, and to correct a typographical error that resulted in the inadvertent under reporting of 4,000 shares which were beneficially owned by Mr. Wise at the time of the filing of the original Schedule 13D.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         5,5,2003
--------------------------
Date


/s/ Murray R. Wise
--------------------------
Signature


Murray R. Wise

--------------------------
Name/Title